Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

April 24, 2018

Merger Integration Update: What’s new, what’s next.

To the Capella Team:

It’s been another busy month of merger planning, and I’m pleased to bring you the latest news. There’s a lot to report this month, and I think that reflects how far we’ve come in our integration planning process. As always, if you have specific questions, send them to MergerQA@share.capella.edu. We’ll do our best to reach out to you directly or address them in a future merger integration update.

News and updates from the last four weeks

•	Day 1 Readiness Summit. Earlier this month, more than 30 Capella and Strayer leaders met for two days in Herndon, Virginia to discuss preparations for our first day as a combined organization and integration planning across functional areas.

Key Takeaways:

•	On “Day 1” we will legally become a combined organization, and the merger closing will be an important and momentous time for us. However, the day-to-day at each organization on Day 1 will generally be business as usual. Certainly both organizations will experience change in the following months and years, but there won’t be massive changes unveiled on our first day as a new company. Also, in the coming months, more will be shared about Day 1 celebratory events to mark the merger.

•	The summit was a useful working session for the Capella and Strayer counterparts to further collaborate, continue the discussions on operating norms, and ensure we are aligned on what Day 1 will mean for employees, learners and vendors.

•	Executive Team meetings. A few weeks ago, Strayer CEO Karl McDonnel shared the makeup of his senior leadership team for the new company. Shortly after that announcement, the team gathered for a day-long session to develop a deeper understanding of the two organizations’ cultures and begin strategy discussions.

•	OHI Survey Results. We said we’d share some of the key themes from the Organizational Health Inventory (OHI), the survey that Capella and Strayer employees took back in March. Here are some of the highlights, compiled by McKinsey Company, the consulting firm advising our integration efforts:

•	Overall participation was over 60% (staff, core and part-time/adjunct faculty), which is a very high response rate for surveys of this type. Thanks for taking the time to share your input.

•	Both Capella and Strayer scored among the top 25% of companies surveyed by McKinsey (out of more than 1,000 total) on cultural health.

•	Employees at both organizations identified their company’s most important values, and there was tremendous overlap. For example, Capella and Strayer both prioritize continuous improvement, innovation, making a difference, being student/learner focused, and collaboration.

•	The survey also revealed areas of difference. For example, Capella is more oriented toward consensus-based decision making processes, where Strayer tends to value speed and centralized control regarding decisions.

What’s happening next?

•	Karl McDonnel town hall meetings. Coming up in May, Strayer CEO Karl McDonnell and other Capella leaders will host a series of town-hall style meetings—open to everyone on a first-come, first-served basis—for questions and conversation about the merger and the new company we’re building together. Look for invitations in the near future.

•	Decisions on impacted departments. Over the last few weeks, the functional leaders at both organizations completed design and resource planning for the departments initially impacted by the merger. These functions—Human Resources, Corporate Communications and Public Affairs, Legal, and Finance—all will have been updated about new structure and impact on employees by the end of April. Further updates regarding this will take place at the next CEC leader meeting and in my next update in May.

•	As we have communicated previously: (a) no positions will be eliminated until the merger is closed, and (b) impacted employees will receive a minimum of 3 months separation pay.

•	For those not impacted, we certainly understand that there will be great interest and curiosity about which roles have been eliminated. However, we want to balance that against our commitment to treat impacted employees with the utmost sensitivity and respect. We will not broadly communicate a list of impacted employees. Instead, that information will be shared with senior leaders, who will communicate through their teams as necessary.

Questions? Let us know.

Again, if you have specific questions about the integration, send them to MergerQA@share.capella.edu. Thank you for staying focused on what’s directly in front of us—our learners.

Sincerely,

Steve Polacek

Chief Financial Officer

Bcc: *Capella All *Faculty All

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform

Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger; the risk that the merger may not be completed in a timely manner or at all due to the failure to satisfy certain conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at http://www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, on November 20, 2017, Strayer filed a registration statement on Form S-4 with the SEC which included a joint proxy statement of Strayer and Capella and a prospectus of Strayer. The registration statement was amended on December 8, 2017. On January 19, 2018 at their respective special meetings, Strayer’s stockholders approved the issuance of Strayer common stock and the amendment and restatement of Strayer’s charter, each in connection with the merger, and Capella shareholders approved the Agreement and Plan of Merger, dated as of October 29, 2017, by and among Strayer, Capella and Sarg Sub Inc. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.